Exhibit 11

Corvex Management Nominates Four Highly-Qualified Independent Candidates for Election

to the Board of Directors of Energen Corporation

New York – January 31, 2018 – Corvex Management LP (“Corvex”), the largest shareholder of Energen Corporation (NYSE: EGN) (“Energen” or the “Company”) with beneficial ownership of approximately 9.9% of the Company’s outstanding shares, today announced it has nominated four highly-qualified, independent candidates for election to Energen’s nine-member Board of Directors at the upcoming 2018 Annual Meeting of Shareholders.

The nominees each have significant experience driving shareholder value at multi-billion dollar energy and industrial companies and, if elected, would seek to create value for all shareholders. The nominees are:

•	José Maria Alapont, former President and CEO of Federal-Mogul Corporation

•	Jonathan Cohen, Founder of Atlas Energy and Atlas Pipeline Partners

•	Daniel Herz, former Senior Vice President of Atlas Energy and Atlas Pipeline Partners

•	Vincent Intrieri, former Senior Managing Director of Icahn Capital LP

Keith Meister, Corvex’s Managing Partner, stated “Energen has a world-class leasehold position in the core of the Permian Basin, but for years, has traded at what we believe is a material discount to its underlying value. Accordingly, today we are nominating four highly-qualified, independent director candidates who would bring fresh perspectives and relevant experience along with a simple mandate – to run the company in the best interests of all shareholders. We are confident that Energen’s shareholders will benefit from having these experienced executives on the Board.”

Biographies of Nominees:

José Maria Alapont

José Maria Alapont served as the President and Chief Executive Officer of Federal-Mogul Corporation (“Federal-Mogul”), a public automotive manufacturing company with approximately $7.5 billion in annual sales, from March 2005 through March 2012. Mr. Alapont was the Chairman of the Board of Directors of Federal-Mogul from 2005 to 2007 and continued to serve as a Director until 2013. Prior to joining Federal-Mogul, Mr. Alapont served as Chief Executive Officer of Fiat Iveco S.p.A.

Mr. Alapont currently serves on the Board of Navistar Inc. (NYSE: NAV), Manitowoc Company Inc. (NYSE: MTW), Ferroglobe PLC (NASDQ: GSM), and Ashok Leyland Ltd. (Natl India: AL). Previously, he has served on the Boards of Mentor Graphics Corp. and Fiat Iveco S.p.A.

Mr. Alapont earned degrees in Industrial Engineering from the Valencia Technical School and in Philology from the University of Valencia in Spain.

Jonathan Z. Cohen

Jonathan Z. Cohen is currently the Chief Executive Officer of Osprey Energy Acquisition Corporation (NASDQ: OSPR). Previously, Mr. Cohen was a founder of Atlas Energy, Inc. (“Atlas”), an exploration and production company that completed its initial public offering in 2004. Under Mr. Cohen’s leadership, Atlas helped pioneer the unconventional development of the Marcellus Shale formation, drilling more wells between 2005 and 2010 than any other company. In 2011, Atlas was acquired by Chevron for $4.3 billion dollars. Mr. Cohen was also a founder of Atlas Pipeline Partners, LP, a midstream energy company, that completed an initial public offering in 2000. Under Mr. Cohen’s leadership Atlas Pipeline Partners, LP grew significantly, culminating in the 2015 sale to Targa Resources Corp. for $7.7 billion.

Mr. Cohen is a trustee of the American School of Classical Studies in Athens, a trustee of the East Harlem School and a Director of Lincoln Center Theater. Jonathan received his Bachelor of Arts degree from the University of Pennsylvania in 1992. He also received a Juris Doctor from American University School of Law.

Daniel C. Herz

Daniel C. Herz is currently the President of Osprey Energy Acquisition Corporation (NASDQ: OSPR). Previously, Mr. Herz was the Senior Vice President of Corporate Development of Atlas Pipeline Partners GP, a US focused midstream energy company. Mr. Herz held that role from August of 2007 until Atlas’s $7.7 billion dollar sale to Targa Resources Corp. in February of 2015. Mr. Herz also served as Senior Vice President Corporate Development for Atlas Energy, Inc., a pioneer of unconventional shale development in Appalachia, from 2007 until 2011 at which time Atlas was sold to Chevron Corporation for $4.3 Billion.

Mr. Herz graduated with a BA in Economics from Indiana University in 1999.

Vincent J. Intrieri

Vincent J. Intrieri was employed by Carl C. Icahn related entities in various investment related capacities from 1998 to 2016, including as Senior Managing Director of Icahn Capital LP and as a Director of Icahn Enterprises (NYSE: IEP). Prior to joining the Icahn organization, Mr. Intrieri served as a portfolio manager at Elliott Associates from 1995 to 1998.

Mr. Intrieri is currently a director of Transocean, Ltd. (NYSE: RIG), Conduent Incorporated (NYSE: CNDT), Hertz Global Holdings, Inc. (NYSE: HTZ) and Navistar International Corporation (NYSE: NAV). Over the years, Mr. Intrieri has served as a director of several publicly traded energy companies, including: Chesapeake Energy Corporation, CVR Refining, LP, and National Energy Group, Inc. Additionally, Mr. Intrieri has served on numerous other boards including Forest Laboratories Inc. and Motorola Solutions, Inc.

Mr. Intrieri graduated, with Distinction, from the Pennsylvania State University with a B.S. in Accounting in 1984.

IMPORTANT INFORMATION

In connection with their intended proxy solicitation, Corvex and/or certain of its affiliates intend to file a proxy statement with the SEC to solicit shareholders of the Company.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CORVEX AND/OR ITS AFFILIATES FROM THE SHAREHOLDERS OF ENERGEN CORPORATION FOR USE AT ITS 2018 ANNUAL MEETING OF SHAREHOLDERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF ENERGEN CORPORATION AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

In accordance with Rule 14a-12(a)(1)(i) under the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation: Corvex Management LP, Keith Meister, Corvex Master Fund, LP, Corvex Select Equity Master Fund LP, José Maria Alapont, Jonathan Z. Cohen, Daniel C. Herz and Vincent J. Intrieri. Certain of these persons hold or may be deemed to hold direct or indirect interests as of 4:00 p.m. New York City time on January 31, 2018 as follows: Corvex Management LP beneficially owns 9,710,474 shares of common stock of the Company; Keith Meister beneficially owns 9,710,474 shares of common stock of the Company; Corvex Master Fund, LP is the record holder of 1,000 shares of common stock of the Company and is the street name holder of 7,009,080 shares of common stock of the Company; Corvex Select Equity Master Fund LP is the street name holder of 1,244,346 shares of common stock of the Company and holder of over-the-counter market American-style call options referencing 1,456,048 shares of common stock of the Company; Vincent J. Intrieri beneficially owns 10,500 shares of common stock of the Company; each of the Corvex Nominees has an interest in being nominated and elected as a director of the Company but no Corvex Nominee other than Vincent J. Intrieri beneficially owns any shares of common stock of the Company.

Media Contacts:

Jonathan Gasthalter/Nathaniel Garnick

Gasthalter & Co.

(212) 257-4170